Exhibit 99.4

February 6, 2019

To:

B.O.S. Better On-Line Solutions Ltd.

20 Friedman St. (entrance from Menahem Cohen St.)

Drive-In Center Building, Industrial Zone

P.O. Box 198

Rishon LeZion 75101

Israel

Dear Sir/Madam,

Re:  Position Statement – Special General Meeting of

B.O.S. Better On-Line Solutions Ltd. (the “Company”)

L.I.A Pure Capital Ltd. (“Pure Capital”) respectfully submits this position statement in connection with the items included on the agenda of the Company’s special general meeting to be convened pursuant to Pure Capital’s request letter dated February 6, 2019 (the “Meeting” and the “Letter” respectively). Pure Capital delivered the Letter to the Company demanding that the Meeting be convened in order to allow the shareholders of the Company to vote upon resolutions to remove the current directors of the Company and appoint Pure Capital’s director nominees their stead.

Pure Capital is a private global investment company controlled by Mr. Kfir Silberman, which specializes in acquisitions and investments in underperforming and stagnant public companies traded on various exchanges around the world. Pure Capital has significant experience increasing value for shareholders of the companies in which it invests and is committed to driving positive change in management practices for the benefit of the Company’s shareholders.

As of February 1, 2019, Pure Capital holds 32,804 ordinary shares of the Company. On February 6, 2019, Pure Capital entered into voting agreements with each of Next Line Ltd. and IDNext Ltd., pursuant to which each of Next Line Ltd. and IDNext Ltd. has provided Pure Capital with an irrevocable proxy to vote their 50,072 and 112,662 ordinary shares of the Company, respectively, at any meeting of the shareholders of the Company. In addition, Mr. Itschak Shrem, a director nominee on Behalf of Pure Capital holds 26,000 ordinary shares of the Company. Neither Pure Capital nor anyone on its behalf has a personal interest with respect to the termination of office of the current members of the Company’s board of directors.

1. Pure Capital’s Position on Proposal No. 1 – Removal of Directors

The majority of the current directors of the Company have served for a significant period of time, some both as directors and as officers, giving them ample opportunity to grow the Company’s activities, reduce inefficiencies and provide value to its shareholders. For example, Mr. Yosi Lahad has served as chairman of the board of directors since 2015, Mr. Yuval Viner has served as chief executive officer since 2009 and director since 2015, and Mr. Avidan Zelicosky has served as president of the Company since 2010 and director since 2015. The list goes on.

Unfortunately, the Company’s activity and stock price performance during their tenure paints a clear picture of stagnation in both categories; The Company has achieved negligible growth in revenues, sustained inefficiencies, maintained abysmal profit margins (contributed by disproportionate management compensation), all of which have eaten into shareholder returns. Given these circumstances, the Company’s stagnant share price serves as a clear testament to the market’s complete lack of faith in the ability of the current directors and management of the Company to provide return on investment to the Company’s shareholders.

Furthermore, rather than support the Company’s capital requirements by reducing inefficiencies and raising capital on the open market, the current directors have opted to issue the Company’s equity to YA II PN, Ltd. through Standby Equity Distribution Agreements, repeatedly in 2014, 2015 and 2017. Under each of these agreements, the Company issued shares as commitment fees, and sold shares at a discount to market price on an ongoing basis, diluting the existing shareholders and bleeding the Company’s stock price.

It is clear that the current directors have over the years become blind or indifferent to the failings of the Company and have become incapable of steering the Company in a more favorable direction.

Pure Capital’s sole purpose is to cease the mismanagement of the Company’s directors and management which has lead a solid company with substantial revenues into stagnation and disarray. As such, Pure Capital’s position on the proposed resolution is that the current directors have failed miserably in fulfilling their duties and should therefore be removed from their respective positions. Pure Capital recommends that all of the Company’s shareholders VOTE FOR the removal from office, immediately following the meeting, of each of the Company’s current directors as stated under Proposal no. 1 of the proxy statement published for the Meeting.

2. Pure Capital’s Position on Proposal No. 2 – Pure Capital Director Nominees

Pure Capital believes that the ranks of the Company’s board of directors direly need to be refreshed in order to rectify the current mismanagement and set the Company on a path to future growth. In order to promote this goal, Pure Capital has proposed that the shareholders of the Company elect to appoint seasoned director candidates which have significant experience and proven capabilities as directors, and members of senior management in publically traded companies. Messrs. Eli Yoresh, Itschak Shrem, Lior Amit, Liron Carmel and Dr. Hedva Voliovitch (the “Pure Capital Nominees”) each have the requisite skills and experience so as to constitute a perfect fit to the Company’s needs and circumstances.

Through a combination of experience, financial expertise, and a fresh, unbiased view of the Company’s activity, Pure Capital believes that the Company’s business could be greatly improved, inefficiencies can be reduced, and shareholder value can be substantially increased. Pure Capital’s recommendation to appoint only five directors, instead of the current serving seven directors is the first step towards correcting such inefficiencies.

Pure Capital’s position on the proposed resolution is that the Pure Capital Nominees are the most suitable candidates to serve as directors of the board of directors of the Company. Pure Capital recommends that all of the Company’s shareholders VOTE FOR the election of the Pure Capital Nominees, as stated under Proposal No. 2 of the proxy statement published for the Meeting.

3. Conclusion

Pure Capital’s arguments speak for themselves. The current directors of the Company are no longer fit to serve in such capacities. The Company and its shareholders would greatly benefit from electing the Pure Capital Nominees in their stead.

Sincerely

/s/ Kfir Silberman
Mr. Kfir Silberman
L.I.A Pure Capital Ltd.